United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                 Schedule 13D/A
                                (Amendment No.3)

                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    748349107
                                 (CUSIP Number)


                                  Jerry D. Cash
                           Quest Resource Corporation
                           5901 N. Western, Suite 200
                          Oklahoma City, Oklahoma 73118
                                  405-840-9894
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2003
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
                   240.13d-1(g), check the following box / /.

                                    1 of 12
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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Douglas L. Lamb

2.    Check the appropriate Box if a Member of a Group             (a) / /
                                                                   (b) / /
3.    SEC Use Only

4.    Source of Funds                                              SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                   /  /

6.    Citizenship or Place of Organization                         USA

NUMBER                        7.    Sole Voting Power
OF SHARES                           331,724
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               883,027
BY EACH                       9.    Sole Dispositive Power
REPORTING                           331,724
PERSON                        10.   Shared Dispositive Power
WITH                                883,027

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person
                                                               1,214,751

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                               / X /

13.   Percent of Class Represented by Amount in Row (11)
                                                                   8.7%

14.   Type of Reporting Person
                                                                   IN

                                     2 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Marsha K. Lamb

2.    Check the appropriate Box if a Member of a Group          (a) / /
                                                                (b) / /
3.    SEC Use Only

4.    Source of Funds                                           SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                /  /

6.    Citizenship or Place of Organization                      USA

NUMBER                        7.    Sole Voting Power
OF SHARES                           1,031,705
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               883,027
BY EACH                       9.    Sole Dispositive Power
REPORTING                           1,031,705
PERSON                        10.   Shared Dispositive Power
WITH                                883,027

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                        1,914,732

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                            / X /

13.   Percent of Class Represented by Amount in Row (11)
                                                                13.7%

14.    Type of Reporting Person
                                                                IN

                                     3 of 12

                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Crown Properties, LC

2.    Check the appropriate Box if a Member of a Group          (a) / /
                                                                (b) / /
3.    SEC Use Only

4.    Source of Funds                                           SC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                /  /

6.    Citizenship or Place of Organization                      KANSAS

NUMBER                        7.    Sole Voting Power
OF SHARES                           1,005,000
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               0
BY EACH                       9.    Sole Dispositive Power
REPORTING                           1,005,000
PERSON                        10.   Shared Dispositive Power
WITH                                0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                                              1,005,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                            / X /

13.   Percent of Class Represented by Amount in Row (11)
                                                                7.2%

14.   Type of Reporting Person
                                                                OO

                                     4 of 12
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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Jerry D. Cash

2.    Check the appropriate Box if a Member of a Group          (a) / /
                                                                (b) / /
3.    SEC Use Only

4.    Source of Funds                                           PF and OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items
      2(d) or 2(e)                                              /  /

6.    Citizenship or Place of Organization                      USA

NUMBER                        7.    Sole Voting Power
OF SHARES                           2,150,283
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               0
BY EACH                       9.    Sole Dispositive Power
REPORTING                           2,150,283
PERSON                        10.   Shared Dispositive Power
WITH                                0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                       2,150,283

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                            /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                15.3%

14.   Type of Reporting Person
                                                                IN


                                     5 of 12
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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      James B. Kite, Jr.

2. Check the appropriate Box if a Member of a Group             (a) / /
                                                                (b) / /
3.    SEC Use Only

4.    Source of Funds                                           OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items
      2(d) or 2(e)                                              /  /

6.    Citizenship or Place of Organization                      USA

NUMBER                        7.    Sole Voting Power
OF SHARES                           2,590,393
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               0
BY EACH                       9.    Sole Dispositive Power
REPORTING                           2,590,393
PERSON                        10.   Shared Dispositive Power
WITH                                0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                       2,590,393

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                            /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                18.5%

14.   Type of Reporting Person
                                                                IN

                                     6 of 12
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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Boothbay Royalty Company

2.    Check the appropriate Box if a Member of a Group          (a) / /
                                                                (b) / /
3.    SEC Use Only

4.    Source of Funds                                           OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                /  /

6.    Citizenship or Place of Organization                    OKLAHOMA

NUMBER                        7.    Sole Voting Power
OF SHARES                           2,590,393
BENEFICIALLY                  8.    Shared Voting Power
OWNED                               0
BY EACH                       9.    Sole Dispositive Power
REPORTING                           2,590,393
PERSON                        10.   Shared Dispositive Power
WITH                                0

11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                       2,590,393

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                            /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                18.5%

14.   Type of Reporting Person
                                                                CO


                                     7 of 12

      This Amendment No. 3 to Schedule 13D supplements the information contained in the Schedule 13D filed with the Securities and Exchange Commission ("S.E.C.") November 18, 2002 (the "Schedule 13D") by Mr. Douglas
L. Lamb, Ms. Marsha K. Lamb, Crown Properties, LC, Mr. Jerry D. Cash, STP Cherokee, Inc., Mr. James B. Kite, Jr. and Boothbay Royalty Company, as amended by that certain Amendment No. 1 to Schedule 13D filed with the S.E.C. on January 23, 2003, and that certain Amendment No. 2 to Schedule 13D filed with the S.E.C. on April 10, 2003. Because STP Cherokee, Inc. no longer owns any shares of Common Stock of the Corporation, it has been omitted from this filing.

ITEM 1.     SECURITY AND ISSUER.
            -------------------

      No change.

ITEM 2.     IDENTITY AND BACKGROUND.
            -----------------------

      No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

      No change.

ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

      No change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

      (a) The information in the Schedule 13D is supplemented with the following information:

      The aggregate number and percentage of the Common Stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 14,021,306 shares of Common Stock outstanding as of February 3, 2004.

      (b) The information in the Schedule 13D is supplemented with the following information:

      The aggregate number and percentage of the Common Stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 14,021,306 shares of Common Stock outstanding as of February 3, 2004.

      (c) The information in the Schedule 13D is supplemented with the following information:

                                    8 of 12

      On December 26, 2003, Boothbay Royalty Company sold 100,000 shares of Common Stock at a price of $4.00 per share, in a private offering. Boothbay Royalty Company is wholly owned by James B. Kite, Jr.

      The aggregate number of shares of Common Stock as to which Mr. Lamb has sole voting power and sole dispositive power includes 24,627 shares of Common Stock held in Mr. Lamb's profit sharing retirement account, which were previously inadvertently omitted from the Schedule 13D.

      The aggregate number of shares of Common Stock as to which Ms. Lamb has sole voting power and sole dispositive power includes 12,305 shares of Common Stock held in Ms. Lamb's profit sharing retirement account, which were previously inadvertently omitted from the Schedule 13D.

      The aggregate number of shares of Common Stock as to which Mr. Cash has sole voting power and sole dispositive power includes 5,137 shares of Common Stock held in Mr. Cash's profit sharing retirement account, which were previously inadvertently omitted from the Schedule 13D.

      (d) No change.

      (e) No change.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            --------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            -----------------------------------

      The information in the Schedule 13D is supplemented with the following information:

      On December 22, 2003, each of Mr. Douglas L. Lamb, Ms. Marsha K. Lamb, Mr. Jerry D. Cash and Mr. James B. Kite, Jr., entered into stock lock-up letter agreements (each a "Letter Agreement") with Cherokee Energy Partners, LLC ("Cherokee Partners"), pursuant to which each agreed not to, without the prior written consent of Cherokee Partners, sell, offer to sell, contract or agree to sell, hypothecate, pledge (other than any pledge on the date of the letter agreement), grant any option to purchase or otherwise dispose of, agree to dispose of, or permit the disposition of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, with respect to, all or any portion of the shares of Common Stock subject to the letter agreement, or publicly announce an intention to effect any such transaction, for a period of 18 months after the date of the respective letter agreement, other than a disposition of shares of Common Stock as bona fide gifts approved by Cherokee Partners, provided that Cherokee Partners receives a similar stock lock-up agreement from the recipient of the bona fide gift.


                                    9 of 12

      Mr. Douglas L. Lamb and Ms. Marsha K. Lamb entered into a Stock Lock-Up Agreement with Cherokee Partners with respect to 2,000,000 shares of Common Stock beneficially owned, jointly and severally, by them (which Letter Agreement has been filed as an exhibit to this Schedule 13D).

      Mr. Jerry D. Cash entered into a Stock Lock-Up Agreement with Cherokee Partners with respect to 2,160,783 shares of Common Stock beneficially owned by him (which Letter Agreement has been filed as an exhibit to this Schedule 13D).

      Mr. James B. Kite, Jr. entered into a Stock Lock-Up Agreement with Cherokee Partners with respect to 2,290,393 shares of Common Stock beneficially owned by him (which Letter Agreement has been filed as an exhibit to this Schedule 13D).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            --------------------------------

     Exhibit
     Number       Description
     ------       -----------

       1*         Statement of Joint Filing.

       2* Agreement and Plan of Reorganization dated as of November 7, 2002, by and among Quest Resource Corporation, STP Cherokee, Inc. and Jerry D. Cash (incorporated by reference from Exhibit
                  2.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19,
                  2002).

       3* Voting Agreement for Shares of Stock of Quest Resource Corporation dated as of November 7, 2002, by and among Quest Resource Corporation, Douglas L. Lamb and Jerry D. Cash (incorporated by reference from Exhibit 10.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

       4* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Boothbay Royalty Company (incorporated by reference from Exhibit 10.2 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

        5 Consent of Transferee of Quest Shares dated November 7, 2002, executed by Southwind Resource, Inc. (incorporated by reference from Exhibit 10.3 of the Corporation's Current Report on Form 8-K dated November 8, 2002, as filed with the Commission on November 19, 2002).

        6 Consent of Transferee of Quest Shares dated April 9, 2003, executed by Shiloh Oil Corporation (incorporated by reference from Exhibit 10.1 of the Corporation's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2003, as filed with the Commission on April 14, 2003).

                                    10 of 12

        7 Letter Agreement dated as of December 22, 2003, by and between Douglas L. Lamb, Marsha K. Lamb and Cherokee Partners.

        8 Letter Agreement dated as of December 22, 2003, by and between Jerry D. Cash and Cherokee Partners.

        9 Letter Agreement dated as of December 22, 2003, by and between James B. Kite, Jr. and Cherokee Partners.





------------------------------------------------------------------------------
*     Previously filed.



                                    11 of 12

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2004                         /s/ Douglas L. Lamb
                                          ------------------------------------
                                          Douglas L. Lamb


February 13, 2004                         /s/ Marsha K. Lamb
                                          ------------------------------------
                                          Marsha K. Lamb


                                          CROWN PROPERTIES, LC


February 13, 2004                         By: /s/ Marsha K. Lamb
                                              --------------------------------
                                          Name:   Marsha K. Lamb
                                          Title:  Manager



February 19, 2004                         /s/ Jerry Cash
                                          ------------------------------------
                                          Jerry D. Cash


February 16, 2004                         /s/ James B. Kite, Jr.
                                          ------------------------------------
                                          James B. Kite, Jr.


                                          BOOTHBAY ROYALTY COMPANY


February 16, 2004                         By: /s/ James B. Kite, Jr.
                                              --------------------------------
                                          Name:   James B. Kite, Jr.
                                          Title:  President


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